UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   ELIAS, JOHN W.
   1923 OLYMPIA DR.


   HOUSTON, TX  77019
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/97
5. If Amendment, Date of Original (Month/Year)
   02/16/98
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President
   and Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     3,000          D  Direct
Common Stock                                                                                  (a)3,280          I  401(k) Plan
Common Stock                                                                                  (b)2,738          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $17.3750                                                                                07/10/05
to buy)
Incentive Stock Option (right  $25.5000                                                                                06/01/04
to buy)
Non-Qualified Stock Option     $17.3750                                                                                07/10/05
(right to buy)
Non-Qualified Stock Option     $18.8125        07/15/97       A         50,000                            (1)          05/13/07
(right to buy)
Non-Qualified Stock Option     $23.5000                                                                                07/16/06
(right to buy)
Non-Qualified Stock Option     $25.5000                                                                                06/01/04
(right to buy)
Non-Qualified Stock Option     $26.3750                                                                                05/11/03
(right to buy)
Phantom Stock Units (2)                        01/01/97       A         648
Phantom Stock Units (2)                        01/15/97       A         34
Phantom Stock Units (2)                        01/31/97       A         35
Phantom Stock Units (2)                        02/15/97       A         37
Phantom Stock Units (2)                        02/28/97       A         38
Phantom Stock Units (2)                        03/10/97       A         377
Phantom Stock Units (2)                        03/15/97       A         41
Phantom Stock Units (2)                        03/31/97       A         41
Phantom Stock Units (2)                        04/15/97       A         42
Phantom Stock Units (2)                        04/30/97       A         45
Phantom Stock Units (2)                        05/15/97       A         44
Phantom Stock Units (2)                        05/31/97       A         43
Phantom Stock Units (2)                        06/15/97       A         42
Phantom Stock Units (2)                        06/30/97       A         42
Phantom Stock Units (2)                        07/15/97       A         66
Phantom Stock Units (2)                        07/31/97       A         79
Phantom Stock Units (2)                        08/15/97       A         73
Phantom Stock Units (2)                        08/31/97       A         68
Phantom Stock Units (2)                        09/15/97       A         64
Phantom Stock Units (2)                        09/30/97       A         62
Phantom Stock Units (2)                        10/15/97       A         59
Phantom Stock Units (2)                        10/31/97       A         59
Phantom Stock Units (2)                        11/15/97       A         63
Phantom Stock Units (2)                        11/30/97       A         66
Phantom Stock Units (2)                        12/15/97       A         69
Phantom Stock Units (2)                        12/31/97       A         73

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   7,300                     7,300         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   9,600                     9,600         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   32,700                    32,700        D   Direct
(right to buy)
Non-Qualified Stock Option     07/15/97  Common Stock                   50,000                    50,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   40,000                    40,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   30,400                    30,400        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   100,000                   100,000       D   Direct
(right to buy)
Phantom Stock Units (2)        01/01/97  Common Stock                   648                                     D   Direct
Phantom Stock Units (2)        01/15/97  Common Stock                   34                                      D   Direct
Phantom Stock Units (2)        01/31/97  Common Stock                   35                                      D   Direct
Phantom Stock Units (2)        02/15/97  Common Stock                   37                                      D   Direct
Phantom Stock Units (2)        02/28/97  Common Stock                   38                                      D   Direct
Phantom Stock Units (2)        03/10/97  Common Stock                   377                                     D   Direct
Phantom Stock Units (2)        03/15/97  Common Stock                   41                                      D   Direct
Phantom Stock Units (2)        03/31/97  Common Stock                   41                                      D   Direct
Phantom Stock Units (2)        04/15/97  Common Stock                   42                                      D   Direct
Phantom Stock Units (2)        04/30/97  Common Stock                   45                                      D   Direct
Phantom Stock Units (2)        05/15/97  Common Stock                   44                                      D   Direct
Phantom Stock Units (2)        05/31/97  Common Stock                   43                                      D   Direct
Phantom Stock Units (2)        06/15/97  Common Stock                   42                                      D   Direct
Phantom Stock Units (2)        06/30/97  Common Stock                   42                                      D   Direct
Phantom Stock Units (2)        07/15/97  Common Stock                   66                                      D   Direct
Phantom Stock Units (2)        07/31/97  Common Stock                   79                                      D   Direct
Phantom Stock Units (2)        08/15/97  Common Stock                   73                                      D   Direct
Phantom Stock Units (2)        08/31/97  Common Stock                   68                                      D   Direct
Phantom Stock Units (2)        09/15/97  Common Stock                   64                                      D   Direct
Phantom Stock Units (2)        09/30/97  Common Stock                   62                                      D   Direct
Phantom Stock Units (2)        10/15/97  Common Stock                   59                                      D   Direct
Phantom Stock Units (2)        10/31/97  Common Stock                   59                                      D   Direct
Phantom Stock Units (2)        11/15/97  Common Stock                   63                                      D   Direct
Phantom Stock Units (2)        11/30/97  Common Stock                   66                                      D   Direct
Phantom Stock Units (2)        12/15/97  Common Stock                   69                                      D   Direct
Phantom Stock Units (2)        12/31/97  Common Stock                   73                        8,371         D   Direct

Explanation of Responses:

(1)
The option, which represents a right-to-buy, vests in four equal annual installments beginning one year from date of grant.
(2)
1-for-1
(a)
Reporting person's increase in balance of Securities Beneficially Owned in the 401(k) Plan reported in Table I is a result of contributions made during 1997.
-
To update ESOP information previously provided to reflect 12/31/97 share information.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez/POA
    For: John W. Elias
DATE